

1N First
of Long Island Corporation

2022 Annual Report

Celebrating 95 Years



2022
ANNUAL
REPORT

Making History

As First National Bank LI turns the page on its 95th Anniversary Celebration, we continue our legacy of doing the right thing to help our customers, employees and shareholders succeed while being socially accountable to the communities we serve. A true financial partner, 1N is committed to making a meaningful impact on these stakeholders through our ethical intent and strong business practices. We believe these efforts create long-term, sustainable value for our shareholders, clients and employees.

About Us

The First of Long Island Corporation (Nasdaq: FLIC) is the parent company of The First National Bank of Long Island, a local bank founded in 1927 in Glen Head, New York. Through our branch network branded as First National Bank LI, the Bank focuses on business and consumer needs on Long Island and in New York City. We offer a broad set of lending, deposit, investment and digital products. First National Bank LI is known for its culture of delivering extraordinary service and a "Customer First" banking experience to small and middle market businesses, professional service firms, not-for-profits, municipalities and consumers. The Bank's tagline "Go First. Go Far.® " communicates the benefits of relationship service and our employees' commitment to helping customers reach their financial goals. For more information about the Bank and Corporation visit fnbli.com.



We had an incredible year! ➔

Total Assets
(\$ in millions)

5.2%
YOY Increase



\$4,069 — 2021

\$4,282 — 2022

Total Loans
(\$ in millions)

6.7%
YOY Increase



\$3,105 — 2021

\$3,312 — 2022

Total Deposits
(\$ in millions)

4.5%
YOY Increase



\$3,315 — 2021

\$3,465 — 2022

\$2.04
Earnings Per Share

\$46.9 Million
Net Income

12.13%
Return on Equity

1.11%
Return on Assets

\$16.24
Book Value Per Share

\$0.82
Cash Dividends Per Share

SELECTED FINANCIAL DATA

(dollars in thousands, except per share data)

Income Statement Data		2022		2021		2020		2019		2018
Interest Income	$	134,210	$	122,959	$	131,216	$	143,850	$	138,237
Interest Expense		18,497		16,152		29,188		43,681		35,730
Net Interest Income		115,713		106,807		102,028		100,169		102,507
Provision (Credit) for Credit Losses		2,331		(2,573)		3,006		33		(1,755)
Net Income		46,932		43,089		41,203		41,555		41,573
Per Share Data										
Basic Earnings	$	2.05	$	1.82	$	1.73	$	1.68	$	1.64
Diluted Earnings		2.04		1.81		1.72		1.67		1.63
Cash Dividends Declared		.82		.78		.74		.70		.64
Dividend Payout Ratio		40.20%		43.09%		43.02%		41.92%		39.26%
Book Value	$	16.24	$	17.81	$	17.11	$	16.26	$	15.27
Balance Sheet Data at Year End										
Total Assets	$	4,281,511	$	4,068,789	$	4,069,141	$	4,097,843	$	4,241,060
Loans		3,311,733		3,105,036		3,033,454		3,188,249		3,263,399
Allowance for Credit Losses		31,432		29,831		33,037		29,289		30,838
Deposits		3,464,634		3,315,245		3,321,588		3,144,016		3,084,972
Borrowed Funds		411,000		311,322		306,097		528,182		750,950
Stockholders' Equity		364,536		413,812		407,118		389,108		388,187
Average Balance Sheet Data										
Total Assets	$	4,247,052	$	4,151,577	$	4,140,867	$	4,194,355	$	4,177,341
Loans		3,276,589		2,976,061		3,110,512		3,217,530		3,177,519
Allowance for Credit Losses		30,604		31,300		33,180		30,080		34,960
Deposits		3,536,709		3,425,976		3,257,317		3,276,699		3,168,348
Borrowed Funds		289,584		281,191		457,939		494,785		623,587
Stockholders' Equity		386,839		416,885		393,662		391,613		374,876
Financial Ratios										
Return on Average Assets (ROA)		1.11%		1.04%		1.00%		.99%		1.00%
Return on Average Equity (ROE)		12.13%		10.34%		10.47%		10.61%		11.09%
Average Equity to Average Assets		9.11%		10.04%		9.51%		9.34%		8.97%



A MESSAGE FROM OUR PRESIDENT AND CEO

Fellow Shareholders

It was a year of celebration. The First National Bank of Long Island commemorated its 95th year as an independent community bank on October 1, 2022. Throughout the year on the anniversary date of each branch opening, we recognized the Bank's history. We thanked our local markets for their loyalty by giving back under a "Community First" volunteerism program. Our employees provided over 1,000 hours of their time to aid local charities in fighting food insecurity, helping seniors, caring for animals and building housing. It was inspirational to see their enthusiasm. I want to thank the entire First National Bank LI team for meeting our mission of continually doing the right things to help our customers, employees and shareholders succeed while being socially accountable to the communities we serve.

It was a year of success. Record setting net income and earnings per share of $46.9 million and $2.04, respectively, led the way. Returns on average assets and average equity were strong at 1.11% and 12.13%,





95 YEARS SINCE 1927

As First National Bank LI turns the page on its 95th Anniversary Celebration, enjoy highlights of client appreciation events across the Branch network.



Bay Terrace

respectively. We increased our dividend per share by 5.1% and it now stands at $0.21 per quarter. Our dividend yield at year-end 2022 was 4.7%. Average total assets, loans and deposits all had gains with the key category of average noninterest-bearing checking deposits increasing 7.2%. Checking deposits averaged over 40% of total deposits during 2022 and ended the year at over 38%. We believe our culture of building relationship business by keeping customers first produces these types of results.

It was a year of progress. The Bank opened its doors in 1927 as The First National Bank of Glen Head. Our Main Office Branch has been in its Glen Head location for the Bank's entire history and remains there today. Most of our operations were housed in several Glen Head locations throughout our 95 years. In 2022, we sold five buildings in Glen Head and consolidated our operations, corporate headquarters and Melville Branch at 275 Broad Hollow Road in Melville to support our growth more efficiently. We are forever grateful to the Glen Head community for being such a gracious host. It is truly a special community.

"…keeping customers first produces these types of results."

It was a year of expansion. Having previously hired talented bankers in our Port Jefferson and Bohemia markets, it was time to expand their branches from tired commercial banking offices to modern full-service branches. We moved into our new Port Jefferson Village location at 450 Main Street

● Manhattan   ● Brooklyn   ● Queens   ● Nassau County   ● Suffolk County




Astoria


Babylon


Bay Ridge


Bayville


Bohemia


Cobble Hill


East Hampton

Net Income
(\$ in millions)

6.0%
Five Year CAGR



$41.2 — 2020
$43.1 — 2021
$46.9 — 2022

Cash Dividends
(per share)

7.2%
Five Year CAGR



$0.74 — 2020
$0.78 — 2021
$0.82 — 2022

in November of 2022. Our new Bohemia location at 4110 Veterans Memorial Highway is nearing completion. As First National Bank LI, we were missing a presence on the East End of the island. We corrected that oversight by establishing an East Hampton Branch in late 2021 and a Southampton Branch in early 2022. Combined with our Riverhead Branch opened in 2020, we are making a name for ourselves on the East End. We have been fortunate to

hire some of the best bankers in those markets to get us off to a quick start.

It was a year of recognition. We are proud of several noteworthy achievements in 2022. The KBW Bank Honor Roll recognizes banks with more than $500 million in total assets that have reported consecutive increases in annual earnings per share in each of the past ten years. Piper Sandler's Sm-All Star recognizes



East Islip



East Meadow



East Setauket



Garden City



Howard Beach



Huntington



Lake Success

6   Celebrating 95 Years

"The First of Long Island Corporation is listed in the top 200 exchange-traded U.S. banks and thrifts."



companies with a market cap below $2.5 billion that out-perform the industry in growth, profitability, credit quality and capital strength. The First of Long Island Corporation made both lists in 2022. The Company also was included among the top 50 performers with total assets between $1 billion and $5 billion by Bank Director Magazine. Finally, The First of Long Island Corporation is listed in the top 200 exchange-traded U.S. banks and thrifts, coming in at number 177.

A challenging landscape. The Federal Reserve's increases in interest rates have not been at this pace in over 40-years, putting downward pressure on the Bank's net interest margin. Tightening monetary policy limits liquidity alternatives and reduces funding flexibility. A political and regulatory message of removing so called "junk fees" is limiting the Bank's ability to charge for the fundamental services we provide. At the same time, blanketing regulatory

The newly relocated Port Jefferson Branch offers a 24-hour ATM with on-site parking within walking distance of village attractions.

● Manhattan　● Brooklyn　● Queens　● Nassau County　● Suffolk County


Glen Head


Great Neck


Hewlett


Hicksville


Lindenhurst


Locust Valley


Madison Avenue

oversight continues to pile on operational costs related to third-party management, information security, environmental, social and governance ("ESG") requirements and climate change, among other areas, no matter an institution's size. That being said, we have a valuable franchise with dedicated constituents. Our credit quality remains strong as we maintain a culture of conservative underwriting and our leverage capital ratio of 9.8% provides ample support for the future.



With the introduction of tap-to-pay technology and removing domestic purchase transaction fees, a new card design is now available to promote debit card utilization.

"We are moving forward while staying true to our history of strong fundamentals that deliver results."

A Look Forward. Our team is dedicated to the endurance of this 95-year-old institution, focusing on strategic evolution to match the demand for a more modern, commercially focused community bank. Our growing banking teams are bringing in relationships, our new branding is being complimented as fresh and inviting, our new website and social media presence continue to grow in terms of visits and impressions, our commitment to technology upgrades and cybersecurity investments are recognized by our employees and customers, and we are being acknowledged in the industry for our successes. We are moving forward while staying true to our history of strong fundamentals that deliver results.

Thanks to the customers of First National Bank LI for allowing us to serve you and our communities. I thank our Board of Directors for their support of


Manhasset


Massapequa


Merrick


Riverhead


Rockville Centre


Sayville


Smithtown

Earnings Per Share

7.4%
Five Year CAGR



- $1.72 — 2020
- $1.81 — 2021
- $2.04 — 2022

Credit Quality
($ in thousands)

● Nonaccrual ● Past Due ● Modified



$3,359
- $1,122
- $1,422
- $815

2020

$2,249
- $1,235
- $460
- $554

2021

$1,230*
- $750
- $480

2022

*Nonaccrual loans were $0 in 2022.

the Company's strategic initiatives. Their oversight and ongoing strong corporate governance centers on stockholder returns. Thanks to our staff for all the outstanding accomplishments in 2022. They know when you Go First you Go Far. I am fortunate to be surrounded by tremendous talent and people that make "coming to the office" a pleasure.

To our shareholders, the Board of Directors and Management Team appreciate your investment in the Company and remain dedicated to doing the right things for you.

Sincerely,

Christopher Becker
President and Chief Executive Officer

● Manhattan ● Brooklyn ● Queens ● Nassau County ● Suffolk County



Northport



Patchogue



Port Jefferson



Valley Stream



Whitestone



Woodbury

Let's connect and see how far you can go.

Relationship business and access to decision-makers are advantages of choosing First National Bank LI as a banking partner. The Bank is focused on strengthening its ability to meet and service clients across the market area through an optimized branch network and enhanced digital presence.

New Places. Familiar Faces.

1N celebrated opening two new East End locations in East Hampton and Southampton, bringing First National Bank LI's network to 41 Branches across Suffolk, Nassau, Brooklyn, Queens and Manhattan. Committed to providing relationship service from expert talent, the Bank continues to engage local banking professionals to grow its commercial and retail teams.





Top: Customers joined Bank leadership in East Hampton to cut the ribbon on First National Bank LI's first South Fork location.

Bottom: Elected Village and Town officials cut the ribbon at the Southampton Branch, which is located within walking distance of Town Hall.


1N First National
Business
Personal
Investments
About Us
Personal Banking
Checking
Savings
Money Market
Personal Lending
Residential Mortgages
Consumer Loans
Credit Cards
1Ndispensable business partner
For Your Business
For Your Family
Business Lending
Professional Services Banking
Cash Management Services
With Locations In Nassau, Suffolk, Queens, Brooklyn And Manhattan, 1N Wants To Be Your Bank.

Visit the new fnbli.com

Website Refresh. User-friendly functionality.

A website homepage redesign will offer an intuitive user experience at fnbli.com, featuring streamlined navigation to make it easier for clients to explore the products and services they need. The new functionality will help facilitate lead generation through the enhanced promotion of products and digital features coming in 2023. A new "Meet The Bankers" video series will showcase our #1NTeam, and put a face to the relationship service 1N is known for. A new Professional Services section will cater to professionals by industry, providing information on banking solutions to best fit their needs.

Enhancing the Branch Experience

Branches across the network continue to receive upgrades to improve brand exposure. Clients can anticipate a more modern experience as they visit our branches. We still like tradition, so business by the fireplace is still evident in many locations.


1N First National Bank LI
Astoria


1N First National Bank
Cobble Hill


1N First National Bank LI
Howard Beach


Huntington

Invested in Our Community

Celebrating 95 years of making an impact, the Bank has long held an ethical standard of service and good will. A mix of monetary donations in addition to hands-on volunteerism is at the heart of this commitment, allowing for meaningful connection and equity built between employees and neighbors in the communities we serve.

A few of the many Community First initiatives across the branch network.

❶ Queens: Girl Scouts of Bay Terrace

Team members spent the day with the Girl Scouts of Bay Terrace, teaching children about savings accounts and educational tips to help the scouts build a financial foundation for growth. Afterward, our team led the troop to our Bay Terrace Branch for a tour and to learn how banks help to keep their money safe.

❷ Brooklyn: City Harvest Food Pantry

City Harvest works on a mission of fighting food insecurity in New York City, which remains near historic levels. Team members joined volunteers from across the city, assisting with unloading boxes and cases of food delivered to a local church. Quickly stocking and reorganizing, the team handed out chicken, rice, cereal, peanut butter, beans and fresh fruit, along with paper goods, to over 300 people seeking support.

[1]2022 Data based on lending data, volunteerism efforts and philanthropic contributions

Our Impact[1]

1,025+
Hours of Volunteerism
Includes hands-on service and professional guidance

144
Organizations touched by 1N
Through volunteerism and monetary support

173
Community Development & Reinvestment Loans Issued

$33.5 Million
Extended in Community Development & Reinvestment Lending



❸ Nassau: Oceanside Senior Center

The Town of Hempstead's Oceanside Senior Center offers weekly enrichment and engagement to dozens of local seniors. Volunteers from the Bank spent time with area residents enjoying an afternoon of food and good company. Our team greeted seniors and listened to stories of their lives, joined the group for exercise classes and enjoyed an afternoon dance party.



❹ Suffolk: 9-1-1 Veterans

9-1-1 Veterans is a small not-for-profit organization making a big impact by providing emergency financial assistance to Long Island's active and veteran service members. For Thanksgiving, 1N team members volunteered alongside 9-1-1 Veterans in Lindenhurst at the 10th Annual Turkeys for Vets meal giveaway. Five hundred turkeys were donated with all the trimmings, benefiting local Veterans and active service families across Long Island.



❺ Suffolk: Habitat for Humanity

Habitat for Humanity of Long Island has been building a future for local families for decades. 1N was proud to sponsor a Build Day in Riverside, helping a mother and her family own their first home. Putting hammers, saws and ladders in motion, the team worked to install vinyl siding, sheets of insulation, soffit and more.





Consolidated Balance Sheets

December 31 (dollars in thousands)

	2022	2021
Assets:		
Cash and cash equivalents	$ 74,178	$ 43,675
Investment securities available-for-sale, at fair value	673,413	734,318
Loans:		
Commercial and industrial	108,493	90,386
SBA Paycheck Protection Program	–	30,534
Secured by real estate:		
Commercial mortgages	1,916,493	1,736,612
Residential mortgages	1,240,144	1,202,374
Home equity lines	45,213	44,139
Consumer and other	1,390	991
	3,311,733	3,105,036
Allowance for credit losses	(31,432)	(29,831)
	3,280,301	3,075,205
Restricted stock, at cost	26,363	21,524
Bank premises and equipment, net	31,660	37,523
Right-of-use asset - operating leases	23,952	8,438
Bank-owned life insurance	110,848	107,831
Pension plan assets, net	11,049	19,097
Deferred income tax benefit	31,124	3,987
Other assets	18,623	17,191
	$ 4,281,511	$ 4,068,789
Liabilities:		
Deposits:		
Checking	$ 1,324,141	$ 1,400,998
Savings, NOW and money market	1,661,512	1,685,410
Time	478,981	228,837
	3,464,634	3,315,245
Short-term borrowings	–	125,000
Long-term debt	411,000	186,322
Operating lease liability	25,896	11,259
Accrued expenses and other liabilities	15,445	17,151
	3,916,975	3,654,977
Stockholders' Equity:		
Common stock, par value $.10 per share:		
Authorized, 80,000,000 shares;		
Issued and outstanding, 22,443,380 and 23,240,596 shares	2,244	2,324
Surplus	78,462	93,480
Retained earnings	348,597	320,321
	429,303	416,125
Accumulated other comprehensive income (loss), net of tax	(64,767)	(2,313)
	364,536	413,812
	$ 4,281,511	$ 4,068,789

Consolidated Statements of Income

Year Ended December 31 (dollars in thousands, except per share data)

	2022	2021	2020
Interest and dividend income:			
Loans	$ 116,352	$ 106,266	$ 109,492
Investment securities:			
Taxable	9,795	8,162	11,873
Nontaxable	8,063	8,531	9,851
	134,210	122,959	131,216
Interest expense:			
Savings, NOW and money market deposits	7,180	4,414	9,097
Time deposits	5,296	5,712	10,977
Short-term borrowings	1,207	1,427	1,574
Long-term debt	4,814	4,599	7,540
	18,497	16,152	29,188
Net interest income	115,713	106,807	102,028
Provision (credit) for credit losses	2,331	(2,573)	3,006
Net interest income after provision (credit) for credit losses	113,382	109,380	99,022
Noninterest income:			
Bank-owned life insurance	3,017	2,399	2,313
Service charges on deposit accounts	3,157	2,925	2,962
Net gains on sales of securities	–	1,104	2,556
Other	6,242	6,146	6,255
	12,416	12,574	14,086
Noninterest expense:			
Salaries and employee benefits	41,096	39,753	37,288
Occupancy and equipment	13,407	15,338	12,370
Loss on disposition of premises and fixed assets	553	–	–
Debt extinguishment	–	1,021	2,559
Other	12,523	12,535	11,364
	67,579	68,647	63,581
Income before income taxes	58,219	53,307	49,527
Income tax expense	11,287	10,218	8,324
Net income	$ 46,932	$ 43,089	$ 41,203
Earnings per share:			
Basic	$ 2.05	$ 1.82	$ 1.73
Diluted	2.04	1.81	1.72
Cash dividends declared per share	0.82	0.78	0.74

The First of Long Island Corporation and The First National Bank of Long Island

Board of Directors

Christopher Becker
President & Chief Executive Officer of
The First National Bank of Long Island and
The First of Long Island Corporation

Paul T. Canarick
President & Principal of
Paul Todd, Inc., (Construction Company)

Alexander L. Cover
Business & Management Consultant
Retired Partner of Ernst & Young LLP

John J. Desmond
Retired Partner-in-Charge
of the Long Island Office
Grant Thornton LLP

Edward J. Haye
Partner of Cullen & Dykman LLP

Louisa M. Ives
Managing Director of
Chilton Trust

Stephen V. Murphy
President of
S.V. Murphy & Co. (Investment Banking)

Peter Quick
Retired

Denise Strain
Retired Managing Director of
Citigroup, Inc.

Milbrey Rennie Taylor
Retired Executive Producer of CBS News

Walter C. Teagle III
Chairman of
The First of Long Island Corporation and
The First National Bank of Long Island

President of
Teagle Management, Inc.
(Private Investment Firm)

Chairman Emeritus and Director of
The Teagle Foundation, Inc.

Eric J. Tveter
Chairman of ETC Ventures LLC
Senior Advisor to Arthur D. Little,
Communications Equity Associates,
and The Roda Group

Officers

Christopher Becker
President & Chief Executive Officer of the
Corporation and the Bank

Executive Vice Presidents

Tanweer S. Ansari, Esq
Internal Counsel &
Chief Compliance Officer

Christopher Hilton
Chief Lending Officer

Jay P. McConie, CPA
Chief Financial Officer, Treasurer of the
Corporation and Cashier of the Bank

Richard P. Perro
Chief Retail Officer

Susanne Pheffer
Chief Information Officer

Michael J. Spolarich
Chief Credit Officer

Janet T. Verneuille, CPA
Chief Risk Officer

Senior Vice Presidents

William Aprigliano, CPA
First Senior Vice President
Chief Accounting Officer and Controller

Diane Beck
Director of Program Management

Bruce Bradley
Middle Market Banking

Jaqueline Brown
Branch District Manager

Robert Colosa
Chief Auditor

Margaret M. Curran-Rusch
Suffolk Team Leader –
Commercial Lending

Maria Doyle, CPA
Director of Financial Reporting and Controls

Seamus Doyle
South Fork Team Leader –
Commercial Lending

Brian Emigholz
Nassau Team Leader –
Commercial Lending

John Fitzpatrick
Senior CRE Lending Officer

Rose Florio-Campanaro
Loan Operations Manager

Thomas Ford
Senior Relationship Manager

Robert Grady
Director of Middle Market Lending

Kelly McCormack
Credit Department Manager

Richard O'Rourke
CRE Team Leader

Jane F. Reed
Senior Commercial Lending Officer

Angela Reese
Branch District Manager

Kenneth B. Ruland III
Middle Market Banking

Matthew Ruppert
Senior Credit Officer

Shannon Shakespeare
Chief Human Resources Officer

Thomas Sullivan
Middle Market Banking

Leonardo Tavera
Corporate Planning Officer

Antoinette Valente
Branch District Manager

Business Advisory Board

Vincent A. Albanese
Partner
Albanese & Albanese LLP

Barry Berg, CPA
Managing Partner
Nussbaum, Yates, Berg, Klein
& Wolpow LLP

Frank J. DellaFera
President & CEO
Fera Pharmaceuticals, LLC

Bernard Esquenet
CEO
The Ruhof Corporation

Kevin J. Harding
Partner
Harding and Burke, PLLC

Carmine Inserra
Executive Director
Cushman & Wakefield

James D. Kiley
Partner
Kiley, Kiley & Kiley, PLLC

John Martinelli
Principal
Owen Petersen & Co., LLP

Susan Hirschfeld Mohr
President
J.W. Hirschfeld Agency, Inc.

John G. Passarelli, M.D.
Managing Partner
Sight Medical Doctors, PLLC

Arthur C. Schupbach
Partner
Schupbach, Williams & Pavone LLP

Frank Shahery
Director of Marketing
Convermat Corporation

H. Craig Treiber
CEO
Treiber Family Enterprises

Sal J. Turano
President
Abstracts Incorporated

Candy Udell
President
London Jewelers

Mark Udell
CEO
London Jewelers

Mark Wurzel
President
Calico Cottage Inc.

Our Branches

Manhattan

232 Madison Avenue

Brooklyn

Bay Ridge
Cobble Hill

Queens

Astoria
Bay Terrace
College Point
Howard Beach
Whitestone

Nassau County

Bayville
East Meadow
Garden City
Glen Head
Great Neck
Greenvale
Hewlett
Hicksville
Lake Success
Locust Valley
Manhasset
Massapequa
Merrick
Rockville Centre
Roslyn Heights
Valley Stream
Woodbury

Suffolk County

Babylon
Bohemia
East Hampton
East Islip
East Setauket
Hauppauge
Huntington
Lindenhurst
Melville
Northport
Patchogue
Port Jefferson
Riverhead
Sayville
Smithtown
Southampton



of Long Island Corporation

Corporate Office

The First of Long Island Corporation
275 Broad Hollow Road
Suite 200
Melville, NY 11747
(516) 671-4900
www.fnbli.com

Transfer Agent and Registrar

Continental Stock Transfer & Trust Company
1 State Street, 30th Floor
New York, New York 10004
(212) 509-4000
www.continentalstock.com